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                            August 1, 2023

       Jay L. Schottenstein
       Chief Executive Officer, Chairman of the Board and Director American Eagle Outfitters, Inc.
       77 Hot Metal Street
       Pittsburgh, PA 15203

                                                        Re: American Eagle
Outfitters, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            Filed March 13,
2023
                                                            Form 10-Q for
Fiscal Quarter Ended April 29, 2023
                                                            Filed May 25, 2023
                                                            Item 2.02 Form 8-K
filed May 24, 2023
                                                            File No. 001-33338

       Dear Jay L. Schottenstein:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Information, page 36

   1.                                                   For your
reconciliations of adjusted net income and adjusted earnings per diluted share, please present the
income tax impact attributable to your non-GAAP adjustments as a separate adjustment and
disclose how it was computed. Refer to Question 102.11 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations. Please also address this comment
and the ones below in your Forms 10-Q and 8-K, if applicable.
 Jay L. Schottenstein
FirstName   LastNameJay   L.Inc.
                             Schottenstein
American Eagle   Outfitters,
Comapany
August      NameAmerican Eagle Outfitters, Inc.
        1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
Comparison of Fiscal 2022 to Fiscal 2021, page 36

2. You appear to have only limited discussion of your segment revenues. Please disclose the business reasons for the changes between periods in the operating results of each of your segments discussed in Note 16 of your financial statements, as well as the amounts shown in the Corporate and Other column. In circumstances where there is more than one business reason for a change in a line item between periods in your consolidated results or your segment results, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303 of
         Regulation S-K.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 49

3. Please present changes in accounts receivable separately in the changes in assets and liabilities section of your cash flows from operating activities. Refer to ASC 230-10-45-
         29.
Note 16. Segment Reporting, page 71

4. Please disclose in greater detail with quantification for each period presented the types of amounts included in the Corporate and Other column. Refer to paragraphs 50-15, 50-
         29(b), 50-30(b) and 50-31 of ASC 280-10-50.
Item 2.02 Form 8-K filed May 24, 2023

Exhibit 99.1, page 1

5. Please present the comparable GAAP measure with equal or greater prominence to adjusted operating profit in your headline earnings. Refer to Question 102.10(a) of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also,
         disclose in greater detail for each period presented the specific long-lived assets impaired and the facts and circumstances leading to the impairment. Similarly, disclose in greater detail the nature of the employee related costs and other commercial related charges and explain why they are being removed in arriving at your non-GAAP measures. Refer to
         Item 10(e) of Regulation S-K. Please also address the second part of this comment in your Forms 10-K and 10-Q.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jay L. Schottenstein
American Eagle Outfitters, Inc.
August 1, 2023
Page 3

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have any questions.



FirstName LastNameJay L. Schottenstein                   Sincerely,
Comapany NameAmerican Eagle Outfitters, Inc.
                                                         Division of
Corporation Finance
August 1, 2023 Page 3                                    Office of Trade &
Services
FirstName LastName